ESSILOR

PRESS RELEASE

2006 FINANCIAL RESULTS

Strong Revenue and Profitability Growth

Charenton-le-Pont, France (March 8, 2007) – The Board of Directors of Essilor International, the world leader in ophthalmic optical products, today announced its audited financial results for the year ended December 31, 2006.

€ millions	**2006**	2005	Change
Revenue	**2,690.0**	2,424.3	+ 11.0%
% change like-for-like			*+ 8.1%*
Contribution from operations[1]	**481.9**	420.4	+ 14.6%
As a % of revenue	***17.9%***	*17.3%*	---
Operating profit	**459.8**	393.6	+ 16.8%
Profit attributable to equity holders	**328.3**	287.1	+ 14.3%
As a % of revenue	***12.2%***	*11.8%*	---
Earnings per share (in €)	**3.21**	2.82	+ 14.1%

(1) Operating profit before share-based payments, restructuring costs and other non-recurring items, and goodwill impairment.

Essilor turned in an excellent sales and earnings performance in 2006 in a generally favorable environment for the ophthalmic optical industry.

The year's highlights included:

- The outstanding success of new products, led by the Varilux Physio™ progressive lens.
- Improvements in the product mix, attributable to product innovations across all market segments.
- Sustained growth worldwide, particularly in Europe and the United States which are the Company's two main markets.
- Ongoing external growth, with the acquisition during the year of 22 new companies.
- Further profitability gains, with contribution from operations rising to 17.9% of revenue and profit attributable to equity holders reaching 12.2%.

The Board of Directors will ask shareholders to approve a dividend of **€1.10** per share, an increase of 17% over 2005. The dividend will be paid from May 15, 2007.

The **Annual Shareholders' Meeting** will be held on second call on **Friday, May 11, 2007 at 10:30 a.m.** at Palais de la Bourse, Place de la Bourse, 75002 Paris, France.

A meeting with financial analysts will be held today, March 8, at 10:30 a.m. and webcast live at the following address: http://hosting.3sens.com/Essilor/20070308-EC3102D9/en/

Next financial announcement

First-quarter 2007 revenue: April 18, 2007

Essilor International is the world leader in ophthalmic optical products, offering a wide range of lenses under the flagship Varilux®, Crizal®, Airwear® and Essilor® brands to correct myopia, hyperopia, presbyopia and astigmatism. Essilor operates worldwide through 16 production sites, 244 lens finishing laboratories and local distribution networks.

The Essilor share trades on the Euronext Paris market and is included in the CAC 40 index.

Codes and symbols: ISIN: FR 0000121667; Reuters: ESSI.PA; Bloomberg: EF FP.

Investor Relations and Financial Communications

Véronique Gillet

Phone: +33 (0) 1 49 77 42 16

ANALYSIS OF THE YEAR'S RESULTS

CONSOLIDATED REVENUE

Revenue growth in 2006	Reported	Like-for-like	Effect of changes in scope of consolidation	Currency effect
In millions of euros	265.6	196.3	77.6	- 8.3
In %	+ 11%	+ 8.1%	+ 3.2%	- 0.3%

Consolidated revenue increased 11% in 2006 to €2,690 million.

- On a like-for-like basis, revenue grew 8.1%, significantly outstripping the trend rate of 5 to 6%.
- Companies acquired in 2005 and 2006 contributed 3.3% of growth.
- The currency effect (-0.3%) was positive in the early part of the year but became negative with the fall in the US and Canadian dollars and the Japanese yen against the euro.

Revenue *in € millions*	**2006**	2005	% change (reported)	% change (like-for-like)
Europe	**1,207.8**	1,120.4	+ 7.8%	+ 6.6%
North America	**1,156.7**	1,025.1	+ 12.8%	+ 9.4%
Asia-Pacific	**233.0**	202.1	+ 15.3%	+ 8.7%
Latin America	**92.4**	76.7	+ 20.4%	+ 10.4%

CONSOLIDATED INCOME STATEMENT

Gross Profit

Gross margin (revenue less cost of sales, as a percentage of revenue) widened by 0.9 points to 58.2% in 2006 from 57.3% the previous year.

The steady improvement reflected a favorable change in the product mix, with higher sales of progressive lenses, and productivity gains for both standard and prescription lenses.

Operating Expenses

Operating expenses amounted to €1,085 million in 2006 versus €969.4 million in 2005, representing 40.3% of revenue, a 0.3-point increase over the year.

The total includes €127.6 million in R&D and engineering costs (net of a €3 million tax credit), €604.5 million in selling and distribution costs, and €352.9 million in other operating expenses. Marketing and advertising spend was increased in 2006, to support the launch of Varilux Physio™. The Company also

pursued several major prescription lens engineering projects and upgraded its European information systems.

Contribution from operations[1] in euros and as a percentage of revenue

Change in contribution from operations[1] in 2006	Reported	Like-for-like	Effect of changes in scope of consolidation	Currency effect
In millions of euros	61.5	57.3	4.2	0
In %	+ 14.6%	+ 13.6%	+ 1.0%	--

(1) Operating profit before share-based payments, restructuring costs and other non-recurring items, and goodwill impairment.

Contribution from operations increased 14.6% to €481.9 million from €420.4 million in 2005.

The contribution margin was 0.6 points higher at 17.9% of revenue. The increase was attributable to strong business volumes in all of the Company's host regions, which more than offset the increase in strategic and support function costs.

Other Income and Expenses from Operations

Other income and expenses from operations represented a net expense of €21.7 million in 2006 compared with a net expense of €24.9 million the year before. The main items reported under this caption are as follows:

- Stock option and stock grant costs, in the amount of €11.2 million versus €8.1 million.
- Employee stock ownership plan costs of €4.8 million versus €4.2 million.
- Restructuring costs of €2.7 million, corresponding mainly to the cost of closing a glass lens plant in Ireland.
- Goodwill impairment losses, which fell to €2.9 million from €10.9 million.

Operating Profit

Operating profit (contribution from operations – other income and expenses from operations, net +/- gains and losses on asset disposals) rose 16.8% to €459.8 million from €393.6 million, representing 17.1% of revenue versus 16.2% in 2005.

Change in operating profit in 2006	Reported	Like-for-like	Effect of changes in scope of consolidation	Currency effect
In millions of euros	66.2	59.6	6.7	0
In %	+ 16.8%	+ 15.1%	+ 1.7%	--

Finance costs and Other Financial Income and Expenses

Finance costs and other financial income and expenses represented a net expense of €19.9 million in 2006 compared with €18.7 million the year before. Higher cash reserves led to a reduction in net finance costs, but net exchange losses and net losses on remeasurement of financial instruments at fair value both increased.

Income Tax Expense

The effective tax rate paid by the Company stood at 31.2% in 2006 versus 28.9% in 2005. The higher rate stemmed mainly from the increased contribution to profit of entities in North America, the Company's highest tax region, and from the reduction in tax incentives received by the Company in Brazil.

Share of Profits of Associates

This item corresponds to the Company's share of the profits of VisionWeb (44.03%-owned), Bacou-Dalloz (15.04%-owned) and Transitions (49%-owned). Share of profit of associates rose by 26.7% in 2006 to €28.5 million, led by Transitions' strong earnings performance.

Profit Attributable to Equity Holders of the Parent and Earnings Per Share

Profit for the year totaled €331.2 million, an increase of 14.6%. Profit attributable to equity holders of the parent was 14.3% higher, at €328.3 million, representing 12.2% of revenue versus 11.8% in 2005. Earnings per share grew 14.1% to €3.21.

BALANCE SHEET

Inventories and Working Capital Requirement

Inventories amounted to €371.1 million at December 31, 2006 compared with €364.6 million at the previous year-end. The like-for-like increase was just 4.3%, significantly below the rate of revenue growth.

Investments

in € millions	**2006**	2005
Capital expenditure net of the proceeds from asset sales	**191.9**	173,8
Depreciation and amortization	**132.2**	120.8
Gross financial investments	**81.3**	175.8
Cash flow[1]	**449.0**	388.9

(1) Cash provided by operations less change in working capital requirement and provisions.

Capital expenditure net of disposals totaled €191.9 million or 7.1% of consolidated revenue. Of this, Europe accounted for €69 million, North America €63 million, and the rest of the world €59.9 million.

Spending broke down as follows:

- Around 30% was devoted to series production.

- Around 60% was used to equip prescription laboratories, most of this for anti-reflection machines and digitally controlled machines needed to deploy the digital surfacing technology used in the production of the new Varilux Physio™ progressive lens.
- Around 10% went to various uses in Research and Development and Instruments.

Net financial investments amounted to €70.8 million in 2006. Acquisitions and loans to non-consolidated companies accounted for €59.7 million, while buybacks of convertible bonds and the allocation of shares upon exercise of stock options represented €11.1 million.

Cash Flow Statement

in € millions			
Net cash from operations	**456**	Capital expenditure net of disposals[1]	**192**
Proceeds from employee share issue	**33**	Change in WCR and provisions	**7**
Effect of changes in exchange rates and in the scope of consolidation	**33**	Dividends	**96**
		Financial investments net of the proceeds from disposals[1]	**71**
		Increase in net cash position	**157**

(1) In all, the proceeds from disposals of property, plant and equipment and non-current financial assets totaled €24.1 million in 2006.

Higher profitability and the Company's robust performance in 2006 drove an increase in net cash despite the sharp rise in dividends and the ambitious program of industrial and financial investment.
Essilor ended the year with a net cash position of €210 million.

Key ratios

- Return on equity (ROE)

Return on equity – corresponding to the ratio of net profit to equity – climbed to 17.3% in 2006 from 17.1% the previous year.

- Return on assets (ROA)

Return on assets – corresponding to the ratio of EBIT to non-current assets and working capital – rose sharply, to an historical high of 28% from 24.8% in 2005.

No events affecting the accounts at December 31, 2006 have occurred since the year-end.
In 2006, Essilor continued to expand internationally, entering into many partnerships on several continents. The Company also further strengthened its positions in the prescription lens market and in finished lens distribution.

ESSILOR

ACQUISITIONS

In all, 22 transactions were completed during the year, adding €73.9 million in annual revenue at a total cost of €54.4 million.

North America

In the **United States**, Essilor of America acquired 12 new prescription lens laboratories, in line with its strategy of offering a high quality service to eye care professionals and enhancing its technology base. These companies are:.

- **Eye Care Express Lab Inc.** based in Houston, Texas.
- **Accu Rx** based in Johnston, Rhode Island.
- **Uniscoat Inc.**, based in California.
- **PerfeRx Optical Co., Inc.**, based in Massachusetts.
- **Future Optics, Inc.** based in Largo, Florida.
- **Ozarks Optical Laboratories, Inc.** based in Springfield, Missouri.
- **Precision Optical Laboratory, Inc.** based in Gallaway, Tennessee.
- **Precision Optical Laboratory, Inc.** based in Hartford, Connecticut.
- **Homer Optical Company, Inc.** the 12th largest independent laboratory in the United States (*source: Vision Monday),* owner of four prescription lens laboratories located in Maryland, Pennsylvania, Virginia and New York State.
- **Sunstar,** based in Nevada and Utah.
- **Aspen Optical,** based in Mesa, Arizona.
- **Peninsula Optical Lab Inc.**, based in Seattle, Washington.

The Company also acquired the assets of **Vision Star LLC,** a developer of laboratory management software, and **Prio Corporation,** a distributor of correctional lenses for the diagnosis and treatment of Computer Vision Syndrome.

In **Canada,** Essilor acquired a majority stake in **SDL**, an independent laboratory based in Quebec.

Europe

In **Romania,** Essilor acquired its local distributor, **Varirom.**

Asia-Pacific

In **New Zealand**, a controlling interest was acquired in Wellington-based **Prolab** and the stake in Christchurch-based **Olab** was raised to 50%.

ESSILOR

In **Australia**, Essilor acquired **Tec Optik Pty Ltd**, a prescription lens laboratory in Sydney.

India

Essilor India, a subsidiary of Essilor International, and India's **GKB Rx Lens Private Ltd** entered into a joint-venture agreement through which Essilor India acquired a 50% interest in GKB's prescription laboratory and lens wholesaling business. The agreement includes an option to increase Essilor's stake in the future.

GKB Rx Lens Private Ltd, a family-owned company that played a leading role in developing the Indian ophthalmic lens industry, owned a network of eight prescription lens laboratories.

The joint venture has enabled Essilor to expand its presence in India and bolster its multi-network strategy. With solid positions in all of the country's leading cities, the Company is today number one in India's fast growing plastic and progressive lens market.

During the year, the Company also acquired the assets of **Delta CNC**, a laboratory based in Ahmedabad.

SUBSEQUENT EVENTS

Recent Acquisitions

Since the beginning of the year, Essilor has kicked off a new phase in its acquisitions program.

In **France,** the Company has acquired a majority stake in the **Novacel** group, expanding its international network of wholesale distributors.

Novacel distributes a full range of lenses under its own brands in France and other European markets and operates a prescription laboratory. It reported 2006 revenue of approximately €39 million.

The partnership will enable Essilor to offer alternative products and services, while Novacel – a recognized market player – will receive the backing needed to sustain its long-term development.

In the **United States**, Essilor of America has acquired:

- **Beitler McKee Optical Company,** based in Pittsburgh, Pennsylvania, which has annual revenue of some $13 million.
- **Personal Eyes,** a company based in Minneapolis, Minnesota with annual revenue of $2 million and 14 employees.

2007 OUTLOOK

During 2007, Essilor will pursue its innovation-led strategy. At the beginning of the year, the Company launched a new progressive lens, **Anateo™/Accolade™**. Essilor will also keep up its program of targeted acquisitions in the ophthalmic lens industry.

INFORMATION RÉGLEMENTÉE

COMMUNIQUÉ

RÉSULTATS 2006

Forte croissance du chiffre d'affaires et de la rentabilité

Charenton-le-Pont (le 8 mars 2007 – 6h30) – Le Conseil d'administration d'Essilor, numéro un mondial de l'optique ophtalmique, a arrêté les résultats définitifs de l'exercice 2006.

En millions d'euros	**2006**	2005	Variation
Chiffre d'affaires	**2 690,0**	2 424,3	+ 11,0 %
Variation en base homogène			*+ 8,1 %*
Contribution de l'activité (1)	**481,9**	420,4	+ 14,6 %
En % du chiffre d'affaires	***17,9 %***	*17,3 %*	---
Résultat opérationnel	**459,8**	393,6	+ 16,8 %
Résultat net (part du groupe)	**328,3**	287,1	+ 14,3 %
En % du chiffre d'affaires	***12,2 %***	*11,8 %*	---
Bénéfice net par action (en euros)	**3,21**	2,82	+ 14,1 %

(1) Résultat opérationnel avant paiement en actions, frais de restructuration et autres charges, et avant dépréciation des survaleurs.

En 2006, le groupe Essilor a réalisé un très bon exercice, tant en chiffre d'affaires qu'en résultats, dans un contexte généralement favorable pour l'industrie ophtalmique.

Les faits marquants de l'exercice 2006 sont :

- Le succès incontestable des nouveaux produits lancés, incluant principalement Varilux Physio™, le nouveau verre progressif généraliste ;
- L'amélioration du mix produit liée à l'innovation du groupe dans tous les domaines ;
- Une croissance soutenue dans les différentes régions du monde, notamment en Europe et aux Etats-Unis, les deux marchés principaux du groupe ;
- La poursuite du programme d'acquisitions avec l'entrée dans le groupe de 22 nouvelles sociétés ;
- Enfin, une progression de la rentabilité du groupe : la contribution de l'activité atteint 17,9 % du chiffre d'affaires et le bénéfice net part du groupe 12,2 %.

Le Conseil d'administration proposera à l'Assemblée générale la distribution d'un dividende net de **1,10 euro** par action (+ 17 %) au titre de l'exercice 2006. Ce dividende sera mis en paiement à partir du 15 mai 2007.

L'Assemblée générale mixte ordinaire et extraordinaire se tiendra sur deuxième convocation le **vendredi 11 mai 2007 à 10h30**, au Palais de la Bourse, Place de la Bourse, 75002 Paris.

Une réunion d'analystes aura lieu ce jour, 8 mars, à 10h30, et sera retransmise en direct par internet.
La retransmission de cette réunion est accessible par le lien suivant :
http://hosting.3sens.com/Essilor/20070308-EC3102D9/fr/

Prochain rendez-vous :
Le chiffre d'affaires du 1er trimestre 2007 sera publié le 18 avril 2007.

Essilor International est le numéro un mondial de l'optique ophtalmique et propose, sous les marques phares Varilux®, Crizal®, Airwear® et Essilor®, une large gamme de verres pour corriger la myopie, l'hypermétropie, la presbytie et l'astigmatisme. Essilor est présent sur les cinq continents au travers de ses 16 sites de production, de ses 244 laboratoires de prescription (finition des verres) et de ses réseaux de distribution.
L'action Essilor est cotée sur le marché Euronext à Paris et fait partie de l'indice CAC 40.
Codes : ISIN : FR 0000121667 ; Reuters : ESSI.PA ; Bloomberg : EF FP.

Relations Investisseurs et Communication Financière

Véronique Gillet

Tél. : 01 49 77 42 16

COMMENTAIRE DETAILLÉ DES RÉSULTATS DU GROUPE

CHIFFRE D'AFFAIRES CONSOLIDÉ

Variation du chiffre d'affaires 2006	Réelle	Base homogène	Périmètre	Effet de change
En millions d'euros	265,6	196,3	77,6	- 8,3
En %	+ 11 %	+ 8,1 %	+ 3,2 %	- 0,3 %

Le chiffre d'affaires consolidé du groupe a atteint 2 690 millions d'euros en hausse de 11 %.

- En base homogène, la croissance du chiffre d'affaires s'est établie à 8,1 %, un niveau très nettement supérieur à la tendance historique de 5 à 6 %.
- L'effet de périmètre (3,3 %) correspond à l'intégration des sociétés acquises en 2005 et 2006.
- L'effet de change (- 0,3 %), positif en début de période, est devenu négatif avec la baisse des dollars américain et canadien, ainsi que du yen japonais, par rapport à l'euro.

Chiffre d'affaires *En millions d'euros*	**2006**	2005	Variation réelle	Croissance en base homogène
Europe	**1 207,8**	1 120,4	+ 7,8 %	+ 6,6 %
Amérique du Nord	**1 156,7**	1 025,1	+ 12,8 %	+ 9,4 %
Asie Océanie	**233,0**	202,1	+ 15,3 %	+ 8,7 %
Amérique latine	**92,4**	76,7	+ 20,4 %	+ 10,4 %

COMPTE DE RÉSULTAT

Marge brute

En 2006, la marge brute (chiffre d'affaires – coût des ventes) est passée de 57,3 % à 58,2 % du chiffre d'affaires, soit un gain de 0,9 point.

La progression continue de la marge brute résulte d'un enrichissement du mix produit lié, notamment, à la croissance des verres progressifs ainsi que de gains de productivité tant dans la production de série que dans les laboratoires de prescription.

Charges d'exploitation

Les charges d'exploitation ont représenté un total de 1 085 millions d'euros en 2006 contre 969,4 millions d'euros en 2005. En pourcentage du chiffre d'affaires, elles progressent de 0,3 point à 40,3 %. Les charges d'exploitation comprennent les frais de recherche et développement et d'ingénierie pour 127,6 millions d'euros (déduction faite d'un crédit d'impôt de 3 millions en 2006), les coûts commerciaux et de distribution pour 604,5 millions d'euros, le solde des autres charges d'exploitation représentant 352,9 millions d'euros. En 2006, les dépenses de marketing et de publicité ont été accrues pour

accompagner le lancement de Varilux Physio™. Par ailleurs, le groupe a poursuivi plusieurs grands projets dans le domaine de l'ingénierie de prescription et de la rénovation de ses systèmes d'information européens.

Contribution de l'activité [(1)] et marge de contribution

Variation de la contribution de l'activité [(1)] 2006	Réelle	Base homogène	Périmètre	Effet de change
En millions d'euros	61,5	57,3	4,2	0
En %	+ 14,6 %	+ 13,6 %	+ 1,0 %	--

(1)Résultat opérationnel avant paiement en actions, frais de restructuration et autres charges, et avant dépréciation des survaleurs.

La contribution de l'activité a atteint 481,9 millions d'euros, en croissance de 14,6 % par rapport à 2005 (420,4 millions d'euros).

La marge de contribution a progressé de 0,6 point et s'est établie à 17,9 %. L'augmentation de la marge de contribution est liée au très bon niveau d'activité dans toutes les régions où le groupe est implanté, ce qui a plus que compensé l'augmentation des charges dans les fonctions stratégiques et supports.

Autres produits / autres charges opérationnelles

Le solde du poste Autres produits / autres charges opérationnelles a atteint -21,7 millions d'euros contre -24,9 millions d'euros en 2005. Il comprend principalement :

- Les charges liées aux plans d'options d'achat d'actions, d'options de souscription d'actions et d'attribution d'actions gratuites qui ont représenté 11,2 millions d'euros en 2006 contre 8,1 millions d'euros en 2005.
- Les charges liées au Plan d'Epargne d'Entreprise, soit 4,8 millions d'euros contre 4,2 millions d'euros en 2005.
- Les coûts de restructuration, qui se sont élevés à 2,7 millions d'euros, ont principalement concerné la fermeture d'une usine de verre minéral en Irlande.
- Les dépréciations des écarts d'acquisitions qui se sont inscrites en baisse à 2,9 millions d'euros contre 10,9 millions d'euros en 2005.

Résultat opérationnel

En 2006, le résultat opérationnel (Contribution de l'activité - Autres produits/Autres charges opérationnelles et Résultat des cessions d'actifs) a atteint 459,8 millions d'euros (17,1 % du chiffre d'affaires) contre 393,6 millions en 2005 (16,2 % du chiffre d'affaires), soit une augmentation de 16,8 %.

Variation du résultat opérationnel 2006	Réelle	Base homogène	Périmètre	Effet de change
En millions d'euros	66,2	59,6	6,7	0
En %	+ 16,8 %	+ 15,1 %	+ 1,7 %	--

Charges et produits financiers

Ce poste a représenté une charge de 19,9 millions d'euros contre 18,7 millions d'euros en 2005. Malgré une réduction des charges financières due à l'amélioration du niveau de trésorerie, le groupe a enregistré une hausse des coûts liés au change et à la réévaluation des instruments financiers.

Impôt sur les bénéfices

Le taux effectif d'impôt a atteint 31,2 % en 2006 contre 28,9 % en 2005. Cette hausse provient, notamment, de la croissance du poids des résultats de l'Amérique du Nord, dont le taux d'imposition est le plus élevé du groupe, et de la baisse des aides fiscales dont le groupe bénéficie au Brésil.

Résultat des sociétés mises en équivalence

Les sociétés mises en équivalence sont VisionWeb (détenue à 44,03 %), Bacou-Dalloz (détenue à 15,04%) et la société Transitions (détenue à 49 %). La quote-part du résultat 2006 a augmenté de 26,7 % à 28,5 millions d'euros principalement grâce à la bonne performance de Transitions.

Résultat net part du groupe et bénéfice net par action

Le résultat net consolidé du groupe a cru de 14,6 % à 331,2 millions d'euros. Le résultat net part du groupe a atteint 328,3 millions d'euros (+ 14,3 %) et la marge nette progresse à 12,2 % contre 11,8 % en 2005. Le bénéfice net par action ressort à 3,21 euros (+ 14,1 %).

BILAN

Stocks et besoin en fonds de roulement

Les stocks ont représenté 371,1 millions d'euros en 2006 contre 364,6 millions en 2005. En base homogène, les stocks ont augmenté de 4,3 %, soit une progression très inférieure à celle du chiffre d'affaires.

Investissements

En millions d'euros	**2006**	2005
Investissements industriels nets de cessions	**191,9**	173,8
Amortissements	**132,2**	120,8
Investissements financiers bruts	**81,3**	175,8
Autofinancement (1)	**449,0**	388,9

(1) Ressources d'exploitation diminuées de la variation du besoin en fonds de roulement et des provisions.

Dans le domaine industriel, les investissements nets de cessions se sont élevés à 191,9 millions d'euros en 2006, soit 7,1 % du chiffre d'affaires consolidé.

Ils ont été répartis entre l'Europe pour 69 millions d'euros, l'Amérique du Nord pour 63 millions d'euros et le reste du monde pour 59,9 millions d'euros.

Les investissements industriels sont affectés :

- pour environ 30 % à la production de série ;
- pour environ 60 % à l'équipement des laboratoires de prescription, essentiellement en machines antireflet et en machines à commande numérique permettant de déployer la technologie de surfaçage digital nécessaire à la fabrication du nouveau verre progressif Varilux Physio™ ;
- pour environ 10 % à des investissements pour la recherche et le développement ainsi que pour les Instruments.

Dans le domaine financier, les investissements nets de cessions se sont élevés à 70,8 millions d'euros en 2006. Ces investissements sont liés pour 59,7 millions d'euros aux acquisitions réalisées par le groupe et au financement des filiales non consolidées, ainsi que pour 11,1 millions d'euros au solde des opérations liées aux titres de capital : rachat partiel de l'obligation convertible, d'une part, et affectation d'actions détenues en portefeuille à l'exercice d'options d'achat d'actions, d'autre part.

Tableau de financement

En millions d'euros			
Ressources d'exploitation	**456**	Investissements industriels nets de cessions (1)	**192**
Augmentation de capital (salariés)	**33**	Variation BFR et provisions	**7**
Change et périmètre	**33**	Dividendes	**96**
		Investissements financiers nets de cessions (1)	**71**
		Augmentation de l'excédent net	**157**

(1) Les cessions d'immobilisations corporelles et financières ont représenté 24,1 millions d'euros en 2006.

Grâce à l'augmentation de la rentabilité et la bonne performance du groupe, l'excédent de trésorerie s'est accru malgré une forte hausse des dividendes et un important programme d'investissements industriels et financiers.
Fin 2006, l'excédent net de trésorerie du groupe représentait 210 millions d'euros.

Ratios

- Résultat net / capitaux propres (ROE)

Le ratio résultat net sur capitaux propres est en amélioration : il est passé de 17,1 % en 2005 à 17,3 % en 2006.

- Résultat avant impôts et frais financiers / actif immobilisé et BFR (ROA)

Le ratio résultat avant impôts et frais financiers sur actif immobilisé et BFR a progressé fortement à 28 % contre 24,8 % en 2005 et a atteint son plus haut niveau historique.

Aucun événement de nature à affecter les comptes au 31 décembre 2006 n'est intervenu depuis la clôture.

ACQUISITIONS

En 2006, Essilor a poursuivi son développement international et noué de nombreux partenariats sur plusieurs continents. Essilor a continué à renforcer ses positions dans les laboratoires de prescription et la distribution de verres finis.

Au total, 22 opérations ont vu le jour, totalisant pour le groupe un chiffre d'affaires additionnel de 73,9 millions d'euros en année pleine pour un prix d'achat de 54,4 millions d'euros.

Amérique du Nord

Aux **Etats-Unis**, Essilor of America a réalisé 12 nouvelles acquisitions de laboratoires de prescription qui s'inscrivent dans sa stratégie de service aux professionnels de l'optique et d'enrichissement technologique.

- **Eye Care Express Lab Inc.** à Houston, Texas.
- **Accu Rx** à Johnston, Rhode Island.
- **Uniscoat Inc.**, en Californie.
- **PerfeRx Optical Co., Inc.**, dans le Massachusetts.
- **Future Optics, Inc.** à Largo, Floride.
- **Ozarks Optical Laboratories, Inc.** à Springfield, Missouri.
- **Precision Optical Laboratory, Inc.** à Gallaway, Tennessee.
- **Precision Optical Laboratory, Inc.** à Hartford, Connecticut.
- **Homer Optical Company, Inc.**, le 12ème laboratoire américain indépendant *(source : Vision Monday).* Cette société détient quatre laboratoires de prescription situés dans le Maryland, en Pennsylvanie, en Virginie et dans l'Etat de New York.
- **Sunstar**, au Nevada et en Utah.
- **Aspen Optical**, à Mesa, Arizona.
- **Peninsula Optical Lab Inc.**, à Seattle, Washington.

Par ailleurs, le groupe a acheté les actifs de **Vision Star LLC**, une société qui développe et commercialise un logiciel de gestion de laboratoires, et de **Prio Corporation**, un distributeur de verres spécifiques pour la vision sur ordinateur.

Au **Canada**, Essilor a pris une participation majoritaire dans **SDL**, un laboratoire indépendant situé au Québec.

Europe

En **Roumanie**, Essilor a acquis la société **Varirom**, son distributeur dans ce pays.

Asie Océanie

En **Nouvelle-Zélande**, Essilor a pris le contrôle de **Prolab**, situé à Wellington, et augmenté sa participation à 50 % dans **Olab**, situé à Christchurch, deux laboratoires de prescription.

En **Australie**, Essilor a acquis **Tec Optik Pty Ltd**, un laboratoire de prescription situé à Sydney.

Inde

Essilor India, filiale d'Essilor International, a pris 50 % de l'activité laboratoires de prescription et distribution de verres du groupe indien **GKB Rx Lens Private Ltd**, avec une option d'augmenter sa participation dans les années à venir.

GKB Rx Lens Private Ltd, société familiale pionnière de l'industrie ophtalmique en Inde, détenait un réseau de 8 laboratoires de prescription.

Par cette association, Essilor a accru sa présence en Inde et renforcé sa stratégie multiréseau. Avec des positions solides dans toutes les grandes villes de l'Inde, Essilor est aujourd'hui le numéro un sur ce marché en forte croissance pour les verres organiques et progressifs.

Par ailleurs, le groupe a acheté les actifs de **Delta CNC**, un laboratoire situé à Ahmedabad.

ÉVÉNEMENTS SURVENUS APRES LA CLOTURE

Nouvelles acquisitions

Début 2007, Essilor a démarré une nouvelle phase de son programme d'acquisitions :

En **France**, Essilor a pris une participation majoritaire dans le groupe **Novacel**, ce qui lui permet de compléter son réseau international de distributeurs grossistes.

Le groupe Novacel distribue en Europe et en France une gamme complète de verres sous ses marques propres et est doté d'un laboratoire de prescription. Il a réalisé en 2006 un chiffre d'affaires de l'ordre de 39 millions d'euros.

Ce partenariat permet à Essilor de proposer des offres alternatives de produits et de services tout en assurant la pérennité de cet acteur reconnu du marché.

Aux **Etats-Unis**, Essilor of America a pris le contrôle de :

- **Beitler McKee Optical Company**, à Pittsburgh, Pennsylvanie, dont les ventes s'élèvent à 13 millions de dollars.
- **Personal Eyes**, situé à Minneapolis dans le Minnesota, dont les ventes s'élèvent à 2 millions de dollars et qui emploie 14 personnes.

ESSILOR

PERSPECTIVES 2007

Au cours de l'exercice 2007, Essilor va poursuivre sa stratégie fondée sur l'innovation. Le groupe a lancé, en début d'année, **Anateo™/Accolade™**, un nouveau verre progressif. Essilor va également continuer ses acquisitions ciblées dans le domaine de l'industrie des verres ophtalmiques.

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